

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 16, 2017

Duane M. DesParte
Senior Vice President & Corporate Controller
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

> **Re: Exelon Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 13, 2017**
> **File No. 1-16169**

Dear Mr. Desparte:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products